PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2004	2003	2002	2001	2000

Income (loss) before taxes, minority interests, equity in net earnings of affiliated companies, extraordinary item and cumulative effect of accounting changes	$1,338.5	71.4	(425.0)	(246.6)	84.9
Amortization of previously capitalized interest expense	4.6	6.3	7.1	7.8	7.5
Less: capitalized interest	(1.0)	(0.6)	—	(1.6)	(4.5)

Earnings (loss) before fixed charges	$1,342.1	77.1	(417.9)	(240.4)	87.9

Fixed charges:
Interest expensed and capitalized	$124.2	135.2	161.8	217.3	214.1
Amortization of debt expenses, premiums and discounts	3.9	11.2	25.2	10.2	2.2
Interest portion of rental expense	11.3	7.7	7.1	7.5	9.7

Total fixed charges	$139.4	154.1	194.1	235.0	226.0

Adjusted earnings	$1,481.5	231.2	(223.8)	(5.4)	313.9

Ratio of earnings to fixed charges (a)	10.6	1.5	— (b)	— (d)	1.4

Preferred dividend requirements:
Total fixed charges	$139.4	154.1	194.1	235.0	226.0
Preferred stock dividends	13.5	13.5	9.1	N/A	N/A

Combined fixed charges and preferred stock dividends	$152.9	167.6	203.2	235.0	226.0

Ratio of earnings to combined fixed charges and preferred stock dividends (a)	9.7	1.4	— (c)	N/A	N/A

(a)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before taxes, minority interests and equity in net earnings (losses) of affiliated companies, extraordinary items and cumulative effect of accounting changes. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness, amortization of debt discount and expense, and that portion of rental expense which we believe to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings which would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the tax rate for each applicable year.

(b)	Due to the loss recorded in 2002, the ratio coverage was less than 1:1. Phelps Dodge would have needed to generate additional earnings of $417.9 million to achieve coverage of 1:1 in 2002.

(c)	Due to the loss recorded in 2002, the ratio coverage was less than 1:1. Phelps Dodge would have needed to generate additional earnings of $427.0 million to achieve coverage of 1:1 in 2002.

(d)	Due to the loss recorded in 2001, the ratio coverage was less than 1:1. Phelps Dodge would have needed to generate additional earnings of $240.4 million to achieve coverage of 1:1 in 2001.